EXHIBIT 99.2

Differences between Canadian and U.S. generally accepted accounting principles

The following represents additional information to the consolidated financial statements of the Company that were prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). Set out below are the material adjustments to net loss for the years ending July 31, 2003 and 2002 and to shareholders’ equity at July 31, 2003 and 2002 in order to conform to accounting principles generally accepted in the United States (U.S. GAAP).

Statement of loss:

	Year Ended July 31 2003	Year Ended July 31 2002

Net loss for the year based on
Canadian GAAP	$ (534,771)	$(2,207,661)
Deferred exploration costs prior to the
establishment of proven and probable
mineral reserves a)	(6,032,488)	(1,059,799)
Future income taxes relating to deferred
exploration costs a)	56,770	339,000
Amortization of mineral rights a)	(6,373,596)	--
Future income tax relating to the
amortization of mineral rights a)	1,561,531	--
Foreign exchange gain on future income
taxes liability previously expensed	(602,000)	--
Stock based compensation c)	--	(1,759,925)
Interest expense on long term debt
adjusted to fair value f)	(643,797)	(449,227)
Foreign exchange gain on adjusted
long term debt f)	(389,617)	(27,946)
Net loss for the year based on U.S. GAAP	$(12,957,968)	$(5,165,558)

Loss per share, basic and diluted	$ (0.36)	$ (0.22)

Shareholders' equity:

	July 31 2003	July 31 2002

Shareholders' equity based on
Canadian GAAP	$ 37,303,301	$ 32,939,922
Deferred exploration costs prior to the
establishment of proven and probable
mineral reserves a)	(16,780,044)	(10,747,556)
Future income taxes relating to deferred
exploration costs a)	3,432,770	3,376,000
Amortization of mineral rights a)	(6,373,596)	--
Future income taxes relating to the
amortization of mineral rights a)	1,561,531	--
Foreign exchange gain on future income
taxes liability previously expensed
with exploration costs a)	(602,000)	--
Adjustment for exploration costs on
abandoned properties b)	194,848	194,848
Interest expense on long term debt
adjusted to fair value f)	(1,093,024)	(449,227)
Foreign exchange gain on fair value
adjusted long term debt f)	(417,563)	(27,946)

Shareholders' equity based on U.S. GAAP	$ 17,226,223	$ 25,286,041

Balance sheet differences:

The following material balance sheet differences exist between Canadian and U.S. GAAP.

1)     Mineral properties and related deferred costs

	July 31 2003	July 31 2002

Canadian GAAP	$ 54,833,669	$ 48,785,981
Deferred exploration costs
prior to the establishment of proven and
probable mineral reserves a)	(16,780,044)	(10,747,556)
Amortization of mineral rights a)	(6,373,596)	--
Adjustment for exploration costs on abandoned
properties b)	194,848	194,848
Adjustment for mineral property purchase
at fair value f)	(3,713,090)	(3,713,090)

U.S. GAAP	$ 28,161,787	$ 34,520,183

2)    Long term debt

	July 31 2003	July 31 2002

Canadian GAAP	$ 9,870,000	11,028,111
Adjustment of long term debt to fair value f)	(3,713,090)	(3,713,090)
Interest payable on long term debt
adjusted to fair value f)	1,093,024	449,227
Foreign exchange gain on fair value
adjusted long term debt f)	417,563	27,946

U.S. GAAP	$ 7,667,497	$ 7,792,194

3)     Future income taxes

	July 31 2003	July 31 2002

Canadian GAAP	$ 9,430,000	$ 11,417,000
Future income taxes relating to deferred
exploration costs a)	(3,432,770)	(3,376,000)
Future income taxes relating to the amortization
of mineral rights a)	(1,561,531)	--
Foreign exchange gain on future income tax
liabilities previously expensed a)	602,000	--

U.S. GAAP	$ 5,037,699	$ 8,041,000

a)     Mineral properties and related deferred costs

In March 2002, the Emerging Issues Committee of the CICA issued EIC 126 – “Accounting by Mining Enterprises for Exploration Costs” which affects mining companies with respect to the deferral of exploration costs. EIC 126 refers to CICA Handbook Section 3061 “Property, Plant and Equipment”, paragraph .21 which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC 126 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC 126 also sets forth the Committee’s consensus that a mining enterprise in the exploration stage is not required to consider the conditions regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, if an enterprise has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property it is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in CICA Handbook Section 3061 in determining whether subsequent write-down of capitalized exploration costs related to mining properties is required.

The Company considers that exploration costs have the characteristics of property, plant and equipment and, accordingly, defers such costs. Furthermore, pursuant to EIC 126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless certain conditions exist.

Under United States GAAP, exploration costs are not considered to have the characteristics of property, plant and equipment and accordingly are expensed prior to the Company determining that proven or provable mineral reserves exist, after which time all such costs are capitalized. Prior to August 1, 1999, the Company had capitalized $3,102,058 which is expensed for U.S. GAAP purposes.

Further, pursuant to FAS 142, effective August 2002, the costs of acquiring mineral rights are considered to be intangible assets with finite lives and under US GAAP must be amortized over the useful life of the mineral right. Accordingly, the Company has commenced amortizing the mineral rights over their estimated useful lives of 6 years commencing August 1, 2002.

b)     Adjustment for exploration costs on abandoned properties

The Company accounts for mineral properties and related deferred expenditures as described in item (a). During the years ended July 31, 2001 and 2000, $150,784 and $44,064 respectively was written-off as the development was not considered economically feasible and therefore abandoned. Under U.S. GAAP these costs would have been expensed in a prior period. The write-off of the mineral rights under U.S. GAAP would be included in the expenses and the sub-total loss before write-off would not be permitted.

c)     Stock-based compensation

The Company accounts for its stock based compensation under US GAAP in accordance with APB25 (intrinsic value method) for employees and FAS No. 123 (fair value method) for non-employees. Under Canadian GAAP, stock options granted to employees and non-employees prior to August 1, 2002 are accounted for as capital transactions when the options are exercised. Subsequent to August 1, 2002, under Canadian GAAP, stock options granted to employees continue to be accounted for as capital transactions and stock options granted to non-employees are accounted for using the fair value method.

Prior to August 1, 1999, the Company had issued stock options to non-employees with a total fair value of $180,613 which is expensed for U.S. GAAP purposes.

If the Company had accounted for its stock-based compensation plan for employees under FAS No. 123, the pro forma impact would have been as follows:

	Year Ended July 31 2003	Year Ended July 31 2002

Expense under FAS No. 123	5,544,558	309,874

Pro forma net loss	$ 18,502,526	$ 5,475,462

Pro forma loss per share:
Basic and diluted	$ (0.52)	$ (0.23)

The Company estimates the fair value of options granted using the Black-Scholes option price model using the following assumptions:

	Year Ended July 31 2003	Year Ended July 31 2002

Risk free interest rate	4.03%	4.0%
Expected life of options	5 years	1.9 yea	rs
Expected volatility of the
Company's share price	100	118.7
Expected dividend yield	--	--

Weighted average fair value of
options granted	$ 1.97	$ 0.44

d)     Statements of cash flows

As a result of the treatment of mining interests under item (a) above, cash expended for exploration costs would be classified as operating rather than investing, resulting in the following totals.

	Year Ended July 31 2003	Year Ended July 31 2002

Cash used in operations	$(7,596,378)	$(2,633,622)

Cash used in investing	$(1,288,213)	$ (353,781)

e)    Comprehensive income

Effective for fiscal years beginning after December 15, 1997, Statement of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” (“FAS 130”), is applicable for US GAAP purposes. FAS 130 establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. FAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement.

f)     Fair value of long term debt

In consideration for the Soyopa claims acquired in November, 2001 (Note 6(b)), the Company entered into a non-interest bearing loan agreement as disclosed in Note 7. Under Canadian GAAP, this loan has been presented at its face value of US $7,000,000. Under US GAAP, interest must be imputed on this loan in accordance with APB 21. The reduction in the principal amount of the loan as a result of imputing a market rate of interest also reduces the carrying values of the company’s mineral properties accordingly.

During the periods subsequent to November, 2001, the interest imputed on the loan is recorded as a period expense.

g)     Recent accounting pronouncements

Foreign currency and hedging

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG 13”) which establishes new criteria for hedge accounting and will apply to all hedging relationships in effect for the Company’s years ending on or after August 1, 2003. Effective August 1, 2003, the Company will reassess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. The Company does not currently have any hedging relationships.

Disposal of Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued Handbook Section 3475 for Disposal of Long-Lived Assets and Discontinued Operations with the purpose of harmonizing Canadian GAAP with generally accepted accounting principles in the Unites States of America (“U.S. GAAP”). The section is effective for disposal activities initiated by a commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. The key aspects of Handbook Section 3475 are as follows:

•	a long-lived asset to be disposed of other than by sale should continue to be classified as held and used until it is disposed of;
•	a long-lived asset can only be classified as held for sale if certain criteria are met;
•	an asset classified as held for sale should be measured at the lower of its carrying amount or fair value less costs to sell;
•	a loss recognized on classification of an asset as held for sale does not include future operating losses;
•	discontinued operations are defined more broadly than previously. They comprise dispositions where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise;
•	the income statement display of discontinued operations is unchanged from previous display; and
•	various disclosures related to the disposal of long-lived assets is required.

The Company is currently assessing the impact of Handbook Section 3475 on its financial position and results of operations.

Accounting for Severance and Termination Benefits

In March 2003, the EIC issued EIC Abstract 134 for Accounting for Severance and Termination Benefits, which addresses the various types of severance and termination benefits related to the termination of an employee’s services prior to normal retirement. The accounting treatment must be applied prospectively to exit or disposal activities initiated after March 31, 2003. This Abstract harmonizes Canadian GAAP and U.S. GAAP.

Costs associated with exit or disposal activities

In July 2002, the FASB issued Statement of Financial Accounting Standards No. 146 Accounting for Costs Associated with Exit or Disposal Activities (“FAS 146”). FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities, and is effective for exit or disposal activities initiated after December 31, 2002. FAS 146 nullifies Emerging Issues Task Force Issue No. 94-3 (“EITF 94-3”) Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain costs Incurred in Restructuring). The principal difference between FAS 146 and EITF 94-3 relates to the recognition of a liability for a cost associated with an exit or disposal activity. FAS 146 requires that the cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas under EITF 94-3 the liability was recognized at the date of an entity’s commitment to an exit plan. This is substantially consistent with the CICA EIC Abstract 135, Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring). This new guidance is effective for fiscal years beginning after December 31, 2002, and will impact any exit or disposal activities the company initiates after that date.

Guarantees

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), which requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods ending after December 15, 2002 about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for a non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of a guarantee at inception. This is substantially consistent with the CICA Accounting Guideline AcG-14, Disclosure of Guarantees. The Company does not have any guarantees under these standards.

Variable interest entities

In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“VIE’s”) (“FIN 46”) which requires that companies that control another entity through interests other than voting interest should consolidate the controlled entity. In the absence of clear control through a voting equity interest, a company’s exposure (variable interests) to the economic risk and the potential rewards from a VIE’s assets and activities are the best evidence of a controlling financial interest. VIE’s created after January 31, 2003 must be consolidated immediately. VIE’s existing prior to February 1, 2003 must be consolidated by the Company commencing with its first quarter 2004 financial statements. The Company has not yet determined whether it has any VIE’s which will require consolidation.

Derivatives and hedging activities

In April 2003, the FASB issued SFAS No, 149 “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. In particular, it clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative as discussed in SFAS No. 133; clarifies when a derivative contains a financing component; amends the definition of an underlying to conform it to the language used in the FASB Interpretation No. 45; and amends certain other existing pronouncements. This is substantially consistent with the CICA EIC Abstract 128, Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments.

SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. CICA EIC Abstract 128 is effective for fiscal years beginning on or after July 1, 2003. The Company will adopt the provisions of SFAS No. 149 for U.S. GAAP purposes on August 1, 2003 and will adopt the provisions of CICA EIC 128 on July 1, 2003 and is currently assessing the impact, if any, that the adoption of SFAS No, 149 will have on its results of operations and financial position.

Liabilities and equity

On May 15, 2003, the FASB issued Statement No, 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. The Statement requires issuers to classify as liabilities (or assets in some instances) three classes of freestanding financial instruments that embody obligations for the issuer.

Generally, the Statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The Company will adopt the provisions of the Statement on August 1, 2003. The Company is currently assessing the impact of the new standard.

Asset Retirement Obligations

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations.” This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. This is substantially consistent with the CICA Handbook Section 3110, Asset Retirement Obligations, which is effective for fiscal periods beginning on or after January 1, 2004.

Stock-based employee compensation

In December 2002, the FASB issued Statement 148 (SFAS 148), “Accounting for Stock-Based Compensation – Transition and Disclosure: an amendment of FASB Statement 123” (SFAS 123), to provide alternative transition methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in annual financial statements about the method of accounting for stock-based employee compensation and the pro forma effect on reported results of applying the fair value based method for entities that use the intrinsic value method of accounting. The pro forma effect disclosures are also required to be prominently disclosed in interim period financial statements. This statement is effective for financial statements for fiscal years ending after December 15, 2002 and is effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002, with earlier application permitted. The Company does not plan a change to the fair value based method of accounting for stock-based employee compensation and believes that the accompanying financial statements are consistent with the new guidance contained in SFAS 148.